UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Charlotte Russe Holding, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

161048103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 161048103

1	NAME OF REPORTING PERSON KARPREILLY CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,603,120
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,603,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,603,120[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.63%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 161048103

1	NAME OF REPORTING PERSON KARPREILLY GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,603,120
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,603,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,603,120[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.63%
14	TYPE OF REPORTING PERSON OO - Limited Liability Company

1 See Item 5.

CUSIP NO. 161048103

1	NAME OF REPORTING PERSON ALLAN W. KARP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 201,274
	8	SHARED VOTING POWER 1,603,120
	9	SOLE DISPOSITIVE POWER 201,274
	10	SHARED DISPOSITIVE POWER 1,603,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,804,394[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.59%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 161048103

1	NAME OF REPORTING PERSON CHRISTOPHER K. REILLY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,641
	8	SHARED VOTING POWER 1,603,120
	9	SOLE DISPOSITIVE POWER 3,641
	10	SHARED DISPOSITIVE POWER 1,603,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,761[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.65%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 161048103

1	NAME OF REPORTING PERSON WILLIAM P. LOGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,085
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,085
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 161048103

1	NAME OF REPORTING PERSON HEZY SHAKED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 161048103

1	NAME OF REPORTING PERSON GABRIEL BITTON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 161048103

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.  Hezy Shaked and Gabriel Bitton are hereby added as Reporting Persons to the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Hezy Shaked (“Mr. Shaked”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as the Chairman and Chief Executive Officer of World of Jeans & Tops (d/b/a Tilly’s).  The principal business address of Mr. Shaked is c/o Tilly’s, 10 Whatney, Irvine, California 92618.  Mr. Shaked is a citizen of the United States of America.

Gabriel Bitton (“Mr. Bitton”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as President of Buffalo David Bitton.  The principal business address of Mr. Bitton is c/o Buffalo David Bitton, 400 Sauvé West, Montréal, QC H3L 1Z8, Canada.  Mr. Bitton is a Canadian citizen.

(d)           Neither Mr. Shaked nor Mr. Bitton has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither Mr. Shaked nor Mr. Bitton has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

In acquiring the 1,603,120 Common Shares owned by KarpReilly LP, KarpReilly LP expended approximately $12,871,283 (excluding commissions) of its general funds.

In acquiring his 50,000 Common Shares, Mr. Bitton expended approximately $264,500 (excluding commissions) of personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 5, 2009, in accordance with the terms of the Issuer’s Amended and Restated Bylaws, Allan Karp delivered a letter to the Issuer nominating himself and Messrs. Shaked and Bitton, as set forth therein, for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2009 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).  The Reporting Persons may engage in discussions with the Issuer, stockholders and others regarding matters in connection with the Nomination Letter and the Annual Meeting.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

CUSIP NO. 161048103

(a), (b) Based upon the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on February 2, 2009, there were 20,999,870 Common Shares issued and outstanding as of January 27, 2009.  The 1,603,120 Common Shares beneficially owned by KarpReilly LP (the “KarpReilly LP Shares”) represent approximately 7.63% of the Common Shares issued and outstanding.  The 1,603,120  Common Shares beneficially owned by KarpReilly GP represent approximately 7.63% of the Common Shares issued and outstanding.  The 1,804,394 Common Shares beneficially owned by Allan Karp (the “Allan Karp Shares”) represent approximately 8.59% of the Common Shares issued and outstanding.  1,500 of the Allan Karp Shares are held in trust for certain family members.  The 1,606,761 Common Shares beneficially owned by Christopher Reilly (the “Christopher Reilly Shares”) represent approximately 7.65% of the Common Shares issued and outstanding.  The 1,085 Common Shares beneficially owned by William Logan (the “William Logan Shares”) represent less than one percent of the Common Shares issued and outstanding.  An additional 100 Common Shares are owned by an employee of KarpReilly LLC, but KarpReilly LP expressly disclaims any agreement to act together with such employee for the purpose of acquiring, holding, voting or disposing of such equity securities of the Issuer.

Mr. Bitton directly owns 50,000 Common Shares (the “Gabriel Bitton Shares”).  Mr. Shaked does not own any Common Shares directly.

Collectively, the Reporting Persons beneficially own 1,859,120 Common Shares, constituting approximately 8.85% of all of the outstanding Common Shares.

KarpReilly LP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the KarpReilly LP Shares.

KarpReilly GP, as general partner of KarpReilly LP, has the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the KarpReilly LP Shares.

By virtue of Allan Karp and Christopher Reilly’s positions as the managers of KarpReilly GP, which is the general partner of KarpReilly LP, Allan Karp and Christopher Reilly may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the KarpReilly LP Shares.

Allan Karp has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Allan Karp Shares.

Christopher Reilly has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Christopher Reilly Shares.

William Logan has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the William Logan Shares.

KarpReilly GP does not own any Common Shares directly.

Mr. Bitton has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Gabriel Bitton Shares.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the Common Shares beneficially owned in the aggregate by the other members of the group reported herein.  Each Reporting Person disclaims beneficial ownership of such Common Shares, except that KarpReilly GP, Allan Karp and Christopher Reilly do not disclaim beneficial ownership of the KarpReilly LP Shares.

As of the date hereof, no Reporting Person owns any Common Shares other than those set forth in this Item 5.

CUSIP NO. 161048103

(c)           The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Schedule A.  All such transactions were effected in open market transactions with brokers, except where indicated.

(d)           The family members for whom the 1,500 Allan Karp Shares are held in trust have the joint right to receive or the power to direct, along with Allan Karp, the receipt of dividends from, or the proceeds from the sale of, such Common Shares. Other than such Allan Karp family members with respect to such Allan Karp Shares, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 5, 2009, KarpReilly LP, KarpReilly GP, Allan Karp, Christopher Reilly, William Logan and Messrs. Shaked and Bitton (collectively the “Group”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Group agreed to solicit proxies or written consents for the election of persons nominated by Allan Karp to the Board at the Annual Meeting (the “Solicitation”), and (c) KarpReilly LP agreed to bear all expenses incurred in connection with the Group’s activities, subject to certain limitations.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, KarpReilly LP has agreed to indemnify Messrs. Shaked and Bitton against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1
Joint Filing and Solicitation Agreement by and among KarpReilly Capital Partners, L.P., KarpReilly GP I, LLC, Allan W. Karp, Christopher K. Reilly, William P. Logan, Hezy Shaked and Gabriel Bitton, dated March 5, 2009.

Exhibit 99.2	Form of Indemnification Letter Agreement.

CUSIP NO. 161048103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2009

KARPREILLY CAPITAL PARTNERS, L.P.

By:	KarpReilly GP I, LLC, its general partner

By:	/s/ Allan W. Karp
	Name:	Allan W. Karp
	Title:	Manager

KARPREILLY GP I, LLC

By:	/s/ Allan W. Karp
	Name:	Allan W. Karp
	Title:	Manager

/s/ Allan W. Karp
ALLAN W. KARP

/s/ Christopher K. Reilly
CHRISTOPHER K. REILLY

/s/ William P. Logan
WILLIAM P. LOGAN

/s/ Hezy Shaked
HEZY SHAKED

/s/ Gabriel Bitton
GABRIEL BITTON

CUSIP NO. 161048103

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

KARPREILLY CAPITAL PARTNERS, L.P.

38,800	4.4058	01/15/2009
65,000	4.6300	01/22/2009
25,000	4.5862	01/22/2009
3,400	4.4501	01/23/2009
23,169	4.4935	01/27/2009
14,643	4.9700	02/23/2009
39,000	5.1957	03/02/2009
21,802	4.9428	03/04/2009
147,201	5.0189	03/05/2009
52,943	5.0488	03/06/2009

KARPREILLY GP I, LLC
None

ALLAN W. KARP
None

CHRISTOPHER K. REILLY
None

WILLIAM P. LOGAN
None

HEZY SHAKED
None

GABRIEL BITTON

50,000	5.2900	03/06/2009